CHINA SHIPPING 12g3-2(b)
File No. 82-34857

SOUTH CHINA MORNING POST

2 JUL 2005

CHINA SHIPPING JOINS MOVE TO MALAYSIA

China Shipping Group, the mainland's second-largest shipowner, will shift its regional office to Malaysia from Singapore to cater to rising demand as it expects to surpass its forecast volume from Port Klang this year.

Shanghai-based China Shipping, which in 2000 moved its transshipment hub to Port Klang on the Strait of Malacca, from Singapore, expects to beat its target of handling 17 per cent more containers from the Malaysian port this year.

Taiwan's Evergreen Marine and Maersk Sealand, a unit of Denmark's AP Moller-Maersk, are among shipping lines that have switched to using Malaysian ports as their Southeast Asian stopover, lured by cheaper port charges.
Bloomberg




05009738

A54 經濟日報 -5 JUL 2005



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*
(於中華人民共和國註冊成立的股份有限公司)
(股票代號：2866)

更改登記地址

中海集裝箱運輸股份有限公司（「本公司」）董事會宣佈，本公司登記地址已更改為中華人民共和國上海市浦東新區福山路450號27樓，自二零零五年六月一日起生效。

承董事會命
中海集裝箱運輸股份有限公司
董事長
李克麟

中華人民共和國上海
二零零五年七月四日

於本公告日期，本公司董事會包括執行董事李克麟先生、賈鴻祥先生、黃小文先生及趙宏舟先生；非執行董事李紹德先生、張建華先生、王大雄先生、張國發先生及燕明義先生；以及獨立非執行董事胡漢湘先生、顧念祖先生、汪宗熙先生及林兆偉先生。

* *本公司以其英文名稱「China Shipping Container Lines Company Limited」根據香港法例第32章公司條例第XI部登記為一家海外公司。*

B2 SOUTH CHINA MORNING POST



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2866)

CHANGE OF REGISTERED ADDRESS

The board of directors of China Shipping Container Lines Company Limited (the "Company") announces that the registered address of the Company has been changed to 27th Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China with effect from 1st June, 2005.

By order of the board of directors of
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
4th July, 2005

The board of directors of the Company as at the date of this announcement comprises of Mr. Li Kelin, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa and Mr. Yan Mingyi, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under the English name "China Shipping Container Lines Company Limited".*

CHINA SHIPPING 12g3-2(b)
File No. 82-34857



中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited *

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

CHANGE OF REGISTERED ADDRESS

The board of directors of China Shipping Container Lines Company Limited (the "Company") announces that the registered address of the Company has been changed to 27th Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China with effect from 1st June, 2005.

By order of the board of directors of
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
4th July, 2005

The board of directors of the Company as at the date of this announcement comprises of Mr. Li Kelin, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa and Mr. Yan Mingyi, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under the English name "China Shipping Container Lines Company Limited".*

"Please also refer to the published version of this announcement in South China Morning Post."

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

文滙報 B2 5 JUL 2005

一波降中海集運至跑輸

【本報訊】瑞士信貸第一波士頓發表報告，預期明年集裝箱運費將步入下滑周期，故將中海集運(2866)投資評級由「中性」降至「跑輸大市」，並將目標價由3.6元降至2.9元。

一波指出，由於擔憂運力過剩，預計集裝箱運費明年將開始下跌，06年及07年長途運費的跌幅估計均為10%。對中海集運而言，公司可能需要提供額外的運費折扣務求盡用剩餘的運力。

該行在將運費、運量及成本預測作出調整後，將中海集運06年的純利預測上調21%至32.33億元人民幣(下同)；而07年則下調35%至13.77億元。


中海集運較4月高位回落20%
6月16日收報
2.8 元
4月7日收報
4.075 元
7月4日收報
3.275 元
港元
3.8
3.6
3.4
3.2
3.0
2.8
2.6
6 7 8 9 10 11 12 1 2 3 4 5 6 月
2004年
2005年